Exhibit 99.1

For Immediate Release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

Bell to acquire its mobile phone distributor GLENTEL

  Continues Bell’s presence within GLENTEL’s national retail distribution network
  GLENTEL plans to continue offering consumers choice in Canadian mobile phone brands
  Supports Bell’s strategic imperatives to accelerate wireless and improve customer service
  Bell accelerating wireless in Canada with leading capital investments in broadband networks and mobile service innovation
  GLENTEL shareholders to receive $26.50 per share in a combination of cash and BCE shares
  Transaction represents a premium of 121% based on the 10-day volume weighted trading average share price of GLENTEL on the TSX

MONTRÉAL and BURNABY, November 28, 2014 – BCE Inc. (TSX, NYSE: BCE; Bell) and GLENTEL Inc. (TSX: GLN), today announced that they have entered into a definitive agreement whereby BCE will acquire all of the issued and outstanding shares of GLENTEL, the Canadian-based multi-carrier mobile products distributor. Valued at approximately $670 million, the transaction enhances Bell’s strategy to accelerate wireless and improve customer service in a competitive wireless marketplace, while providing additional value to GLENTEL shareholders.

“GLENTEL is a remarkable Canadian success story, and over the past 25 years has been influential in driving the widespread adoption of mobile services in Canada, the United States and elsewhere internationally. As our longstanding partner, the GLENTEL team shares Bell’s commitment to wireless growth and service innovation, and we are proud to welcome them,” said George Cope, President and CEO of BCE Inc. and Bell Canada. “GLENTEL’s national reach, deep product knowledge, and great customer service and sales execution are key to our strategy to accelerate wireless.”

“As GLENTEL considered its future opportunities, it was essential that our partner share in GLENTEL’s core values of Quality, Service and Integrity. Bell, who has been a long time significant contributor to GLENTEL’s success, is that partner. We are delighted that GLENTEL, together with Bell, will continue to deliver legendary customer service to its customers, and believe that this new relationship will provide additional value to our shareholders and employees,” said Tom Skidmore, GLENTEL President and CEO.

Headquartered in Burnaby, BC, GLENTEL operates 494 retail locations across Canada offering wireless products and services from Bell Mobility, Chatr, Fido, Rogers Wireless, SaskTel and Virgin Mobile, and plans to continue offering products from multiple carriers following the acquisition. Outside Canada, GLENTEL owns, operates, and franchises approximately 735 retail locations in the United States, as well as 147 points of sale in Australia and the Philippines.

“There are clear growth opportunities ahead in Canadian wireless. This includes the significantly increased number of mobile customers with two or three year service contracts who will be eligible to renew their plans and change carriers over the next two years, a result of the federal

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wireless code of conduct implemented in 2013. Bell is ready to compete for their business,” said Wade Oosterman, President of Bell Mobility. “Supporting Bell’s commitment to deliver improved customer service, this transaction secures continued access for consumers to the convenient, high-quality customer experience offered by GLENTEL retail brands.”

Details of the transaction

Bell will acquire all of GLENTEL’s approximately 22.4 million fully diluted common shares, for a total consideration for GLENTEL’s equity of approximately $594 million. GLENTEL shareholders may elect to receive either $26.50 in cash, or 0.4974 of a common BCE share, for each GLENTEL common share, representing a premium of 108% based on GLENTEL’s closing share price on the TSX on November 27, 2014 and a 121% premium to the volume weighted trading average share price on the TSX for the past 10 days. The BCE share consideration is based on the 10-day volume weighted trading average share price on the TSX of $53.27.

Including net debt and minority interest of approximately $78 million, the total enterprise value of GLENTEL is approximately $670 million. The transaction consideration will consist of a combination of 50% cash and 50% in BCE common shares. Bell will fund the cash component with available liquidity and expects to issue approximately 5.6 million BCE common shares to fund the equity component. GLENTEL shareholders will be able to elect cash or share consideration and will be subject to proration should the total elections for cash or shares exceed the maximum available.

The Board of Directors of GLENTEL, acting on the unanimous recommendation of the Special Committee (which consisted solely of independent directors of GLENTEL), has approved the transaction and recommends that GLENTEL shareholders vote in favour of it. The Skidmore family, which owns approximately 37% of the common equity of GLENTEL, has entered into agreements with Bell supporting the transaction. Canaccord Genuity Corp., financial advisor to the Special Committee of the Board of Directors of GLENTEL, provided an opinion that as of the date of the opinion and subject to the assumptions and limitations stated therein, the consideration proposed to be received by GLENTEL shareholders is fair from a financial point of view.

The agreement between Bell and GLENTEL provides for a non-solicitation covenant on the part of GLENTEL and a right in favour of Bell to match any superior proposal. If Bell does not exercise its right to match, Bell would receive a termination fee of $33.6 million in the event GLENTEL supports any superior proposal.

Expected to close by the end of the first quarter of 2015, the transaction will be effected through a plan of arrangement and is subject to customary closing conditions, including court, shareholder and competition approvals. A reverse break fee of $33.6 million would be payable by Bell to GLENTEL should the transaction not close for competition approval reasons. GLENTEL has agreed not to declare or pay dividends on its shares through to the closing date. GLENTEL shareholders are expected to vote on the transaction in early 2015.

A proxy circular will be prepared and mailed to GLENTEL shareholders in the coming weeks providing important information about the transaction. A material change report will be filed with the Canadian securities regulatory authorities and will be available at www.sedar.com.

Canaccord Genuity Corp. acted as exclusive financial advisor to GLENTEL. Owen Bird Law Corporation acted as legal counsel to GLENTEL, McCarthy Tétrault LLP acted as legal counsel

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to the Special Committee of GLENTEL, and Blake, Cassels & Graydon LLP in Canada and Sullivan & Cromwell in the US acted as legal counsel to Bell.

Bell accelerating wireless in Canada

Since 2006, Bell has invested approximately $7 billion to acquire new mobile 4G spectrum and build advanced wireless networks in every region of Canada. As a result, a re-energized Bell is regaining its leadership position in Canadian wireless with rapid customer adoption of smartphones and ongoing fast growth in data services like mobile TV.

Bell is rolling out the best wireless network technology available, 4G LTE, and now offers Canadians access to the largest LTE service footprint in the country. Available to 84% of the population, LTE coverage is growing fast as Bell extends the broadband service to smaller towns, rural communities and Canada’s North. By the end of 2015, Bell 4G LTE service will cover more than 98% of Canadians – similar to Bell’s existing 4G HSPA+ network. This summer, Bell was able to increase data speeds up to 45% across its LTE network for all smartphone users.

Bell’s ongoing strategic transformation is built on industry-leading investment in communications growth services, including wireless, TV, Internet and media. With over $3 billion in capital investment each year in new fibre and mobile networks, and more than $575 million in Canadian R&D annually, Bell invests more in Canadian communications infrastructure and service innovation than any other communications provider.

About GLENTEL

Based in Burnaby, BC, Canada, GLENTEL (TSX: GLN) is a provider of innovative and reliable wireless communications services and solutions, offering a choice of network carrier and wireless or mobile products and services to consumers and commercial customers. GLENTEL is an independent multicarrier mobile phone retailer in Canada and Australia. In the United States, GLENTEL operates two of the six National Premium Retailers for Verizon Wireless. To its business and government customers, GLENTEL offers wireless systems and hardware, rental equipment, and system implementation services. GLENTEL celebrated its 50th anniversary in 2013.

GLENTEL employs over 4,670 employees and operates approximately 1,400 locations, including 494 retail and business locations in Canada, 735 locations in the United States; and 147 retail locations in Australia and the Philippines.

About BCE

BCE is Canada’s largest communications company, providing a comprehensive and innovative suite of broadband communication services to consumers and business customers through the Bell Canada and Bell Aliant brands. Bell Media is Canada’s premier multimedia company with leading assets in television, radio, out of home and digital media, including CTV, Canada’s #1 television network, and the country’s most-watched specialty channels. To learn more, please visit BCE.ca.

Bell Let’s Talk is a national charitable program promoting Canadian mental health with national awareness and anti-stigma campaigns, like Clara’s Big Ride for Bell Let’s Talk and Bell Let’s Talk Day, and significant Bell funding of community care and access, research, and workplace initiatives. To learn more, please visit Bell.ca/LetsTalk.

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Caution concerning forward-looking statements

Certain statements made in this news release are forward-looking statements, including, but not limited to, statements relating to the proposed acquisition by BCE Inc. (BCE) of all of the issued and outstanding common shares of GLENTEL Inc., the expected timing and sources of funding of the proposed transaction, certain strategic benefits expected to result from the proposed transaction, our network deployment and investment plans, our business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the “safe harbour” provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Forward-looking statements are provided herein for the purpose of giving information about the proposed transaction referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

The completion and timing of the proposed transaction are subject to customary closing conditions, termination rights and other risks and uncertainties including, without limitation, court, shareholder and regulatory approvals, including competition and stock exchange approvals. Accordingly, there can be no assurance that the proposed transaction will occur, or that it will occur on the terms and conditions, or at the time, contemplated in this news release. The proposed transaction could be modified, restructured or terminated. There can also be no assurance that the strategic benefits expected to result from the proposed transaction will be realized.

For additional information on assumptions and risks underlying certain forward-looking statements made in this news release relating, in particular, to our network deployment and investment plans, please consult BCE’s 2013 Annual MD&A dated March 6, 2014 (included in the BCE 2013 Annual Report) and BCE’s 2014 First, Second and Third Quarter MD&As dated May 5, 2014, August 6, 2014 and November 5, 2014 respectively, filed by BCE with the Canadian provincial securities regulatory authorities (available at Sedar.com) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.

Notice to US shareholders of GLENTEL Inc.

The transaction contemplated by this news release involves the securities of Canadian companies and will be subject to Canadian disclosure requirements that are different from those of the United States. The BCE common shares to be issued pursuant to the plan of arrangement described herein will not be registered under the U.S. Securities Act of 1933 pursuant to an exemption from the registration requirements of such Act. Financial statements included or incorporated by reference in the Circular relating to the transaction will have been

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prepared in accordance with Canadian accounting standards and may not be comparable to the financial statements of U.S. companies.

For more information

Media inquiries:

GLENTEL Inc.
Jas Boparai, Chief Financial Officer
(604) 415-6500
investors@glentel.com

BCE
Jean Charles Robillard
(514) 870-4739
jean_charles.robillard@bell.ca

Investor inquiries:

GLENTEL Inc.
Jas Boparai, Chief Financial Officer
(604) 415-6500
investors@glentel.com

BCE
Thane Fotopoulos
(514) 870-4619
thane.fotopoulos@bell.ca

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